JOHN HANCOCK INVESTMENT TRUST III

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Policies with Respect to Security Investments

On June 7, 2011, the Board of Trustees approved the following change to the investment policy regarding the use of preferred securities:

For John Hancock Greater China Opportunities Fund:

The Fund may invest in convertible securities, which may include corporate notes or preferred ~~stock~~  securities.

The Fund may invest directly in the securities of foreign issuers as well as securities in the form of sponsored or unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts, convertible preferred stocks, preferred ~~stocks~~  securities  and warrants or other securities convertible into securities of foreign issuers.